SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

Material Fact

Petrobras’ Proven Reserves in 2013

Rio de Janeiro, January 14th, 2014 – Petróleo Brasileiro S.A. - Petrobras announces the volume of its proven petroleum (oil and condensate) and natural gas reserves, assessed at the end of 2013 according to ANP/SPE (National Petroleum, Natural Gas and Biofuels Agency / Society of Petroleum Engineers) and SEC (Securities and Exchange Commission) criteria.

ANP/SPE Criteria:

According to ANP/SPE criteria, on December 31, 2013, Petrobras’ proven oil, condensate and natural gas reserves reached 16.565 billion barrels of oil equivalent (boe), representing an increase of 0.8% from 2012, as shown in Table 1:

Table 1 – Volumes of Proven Reserves (ANP/SPE criteria) in 2013

Item		Proven Reserves
Brazil	Oil and Condensate (billion bbl)	13.512
	Natural Gas (billion m3)	391.286
	Oil Equivalent (billion boe)	15.973
International	Oil and Condensate (billion bbl)	0.383
	Natural Gas (billion m3)	35.485
	Oil Equivalent (billion boe)	0.592
Petrobras Total	Oil and Condensate (billion bbl)	13.895
	Natural Gas (billion m3)	426.771
	Oil Equivalent (billion boe)	16.565

During 2013, 1.141 billion boe were added to proven reserves. In that year, Petrobras sold its participation in fields with proven reserves amounting to 0.156 billion boe. The balance between incorporations and sales resulted in an increase of 0.985 billion boe to proven reserves, against a production of 0.861 billion boe. These volumes do not take into account the production of Extended Well Tests (EWTs) in exploratory blocks in Brazil or the production in Bolivia since the Bolivian Constitution prohibits the disclosure and registration of its reserves. The evolution of the proven reserves, according to ANP/SPE criteria, is shown in Table 2:

Table 2 – Evolution of Proven Reserves (ANP/SPE criteria) in 2013

Composition of proven reserves	Brazil (billion boe)	International (billion boe)	Petrobras Total (billion boe)
a) Proven Reserves December/2012	15.729	0.711	16.440
b) Additions to Proven Reserves in 2013	1.089	0.052	1.141
c) Sales in 2013	-0.045	-0.111	-0.156
d) Balance in 2013 (b+c)	1.044	-0.059	0.985
e) Production in 2013	-0.800	-0.061	-0.861
f) Annual Variation (d+e)	0.244	-0.120	0.124
g) Proven Reserves December/2013 (a+f)	15.973	0.592	16.565

Apparent differences in the sum of the shares are due to rounding off.

The highlights of 2013, in terms of the proven reserves in Brazil, were:

  Declaration of commerciality at two Transfer of Rights areas of the Santos Basin pre-salt – Búzios field (Franco) and Sul de Lula field (Sul de Tupi):

- A volume of 0.720 billion boe was appropriated to proven reserves in 2013 from these fields, corresponding to 23% of the volume contracted for these areas;

- Petrobras has the right to extract up to 5 billion boe of petroleum from certain pre-salt areas acquired in 2010 through the Transfer of Rights Agreement. These new fields include the right to extract 3.186 billion boe, of which 3.058 billion boe from Búzios and 0.128 billion boe from Sul de Lula;

- The remaining contracted volume for these two fields will be appropriated to proven reserves as projects are implemented.

  Declaration of commerciality of Lapa field (Carioca), in the Santos Basin pre-salt, under the concession regime;

  Declaration of Commerciality of Baúna Sul field, in Santos Basin, and Paturi and Maçarico fields, in the Potiguar Basin;

  Incorporation of volumes related to the discovery of new accumulations near existing infrastructure, as a result of the on-going success of exploratory activities in different Brazilian basins:

   For the pre-salt, in the Albacora, Caratinga and Marlim Leste fields, in Campos Basin;

   For the post-salt, in the Piracaba field, in Santos Basin, in the Taquipe and Araçás fields, in the Recôncavo Basin, and in the Rio Urucu field, in the Solimões Basin.

  Growth of proven reserves in the pre-salt due to increased well drilling activity and positive responses of production systems in operation, both at Santos and Campos Basins. Of this additional reserves, 65% came from the concessions of Lula, Lula – Iracema Area and Sapinhoá, in Santos Basin and 35% from the concessions of Parque das Baleias and Marlim Leste, in Campos Basin;

  Better recovery factor in Marlim Sul, Tartaruga Verde and Tartaruga Mestiça fields, in Campos Basin, and Leste de Urucu field, in the Solimões Basin;

  These appropriations offset the sale of Petrobras´ interests in the Atlanta and Oliva concessions, in Santos Basin, as well as in Parque das Conchas (Argonauta, Abalone, Náutilus and Ostra Concessions), in Campos Basin.

The highlights of 2013, in terms of Petrobras’ proven reserves abroad, were:

  Sale of 50% of the assets in Africa, by creating a joint venture for oil, condensate and natural gas exploration and production, and of interests in fields in the US Gulf of Mexico, amounting to 0.111 billion boe;

  Appropriations due to the extension of concessions in Argentina and of the execution of the well campaign planned for onshore fields in Argentina and offshore fields in the US Gulf of Mexico.

Note: The proven reserves (0.166 billion boe) of the assets sold by Petrobras in 2013 in Peru and Colombia remain recorded as such until the transactions are approved by the competent agencies.

For each barrel of oil equivalent extracted in 2013, 1.14 barrel was added, resulting in a Reserve Replacement Index (RRI) of 114%. In 2013, the Reserve/Production (R/P) ratio was 19.2 years, according to Table 3 below:

Table 3 – Reserve Indicators (ANP/SPE criteria) in 2013

Indicators	Brazil	International	Petrobras Total
RRI (%)	131%	-97%	114%
R/P (years)	20.0	9.8	19.2

SEC Criteria:

According to the SEC criteria, on December 31, 2013, Petrobras’ proven oil, condensate and natural gas reserves reached 13.123 billion barrels of oil equivalent (boe), which represents an increase of 1.9% from 2012, as shown in Table 4:

Table 4 – Volumes of Proven Reserves (SEC criteria) in 2013

Item		Proven Reserves
Brazil	Oil and Condensate (billion bbl)	10.658
	Natural Gas (billion m3)	299.20
	Oil Equivalent (billion boe)	12.540
International	Oil and Condensate (billion bbl)	0.374
	Natural Gas (billion m3)	35.491
	Oil Equivalent (billion boe)	0.583
Petrobras Total	Oil and Condensate (billion bbl)	11.032
	Natural Gas (billion m3)	334.691
	Oil Equivalent (billion boe)	13.123

During 2013, 1.218 billion boe were added to proven reserves. In that year, interests in fields with proven reserves amounting to 0.118 billion boe were sold. The balance between appropriations and sales resulted in an increase of 1.100 billion boe to proven reserves, against a production of 0.861 billion boe. These volumes do not take into account the production of Extended Well Tests (EWTs) in exploratory blocks in Brazil or the production in Bolivia since the Bolivian Constitution prohibits the disclosure and registration of its reserves. The evolution of the proven reserves, according to SEC criteria, is shown in Table 5:

Table 5 – Evolution of Proven Reserves (SEC criteria) in 2013

Composition of proven reserves	Brazil (billion boe)	International (billion boe)	Total Petrobras (billion boe)
a) Proven Reserves December/2012	12.263	0.621	12.884
b) Additions to Proven Reserves in 2013	1.122	0.096	1.218
c) Sales in 2013	-0.045	-0.073	-0.118
d) Balance in 2013 (b+c)	1.077	0.023	1.100
e) Production in 2013	-0.800	-0.061	-0.861
f) Annual Variation (d+e)	0.277	-0.039	0.238
g) Proven Reserves December/2013 (a+f)	12.540	0.583	13.123

Apparent differences in the sum of the shares are due to rounding out.

The same highlights indicated for SPE proven reserves apply to SEC proven reserves.

The main differences between the ANP/SPE and SEC criteria are: sale prices, technical aspects and, in the case of Brazil, the concession period.

For each barrel of oil equivalent extracted in 2013, 1.28 barrel was appropriated, resulting in a Reserve Replacement Index (RRI) of 128%. In 2013, the Reserve/Production (R/P) ratio was 15.2 years, as shown in Table 6 below:

Table 6 – Reserve Indicators (SEC criteria) in 2013

Indicators	Brazil	International	Petrobras Total
RRI (%)	135%	37%	128%
R/P (years)	15.7	9.5	15.2

Petrobras clarifies that the properties of the hydrocarbon reserves belong to their respective Nation States.

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

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